Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31

	2005	2004	2003	2002	2001	2000

	(thousands)
Income from continuing operations	$10,253	$143,292	$125,845	$102,666	$116,065	$53,014
Add
Equity investment (income) loss	-	-	-	-	(23,516)	22,994
Minority interests in subsidiaries	(888)	(5,087)	(1,263)	-	(897)	-

Income subtotal	9,365	138,205	124,582	102,666	91,652	76,008

Add
Taxes on income	965	52,763	83,572	62,857	31,935	7,926
Kansas City earnings tax	51	602	418	635	583	421

Total taxes on income	1,016	53,365	83,990	63,492	32,518	8,347

Interest on value of leased
property	1,984	6,222	5,944	7,093	10,679	11,806
Interest on long-term debt	14,022	61,237	57,697	63,845	78,915	57,896
Interest on short-term debt	125	480	560	1,218	8,883	11,050
Mandatorily redeemable Preferred
Securities	-	-	9,338	12,450	12,450	12,450
Other interest expense
and amortization	880	13,951	4,067	3,772	5,188	2,927

Total fixed charges	17,011	81,890	77,606	88,378	116,115	96,129

Earnings before taxes on
income and fixed charges	$27,392	$273,460	$286,178	$254,536	$240,285	$180,484

Ratio of earnings to fixed charges	1.61	3.34	3.69	2.88	2.07	1.88